UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.6 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Steven J. Glusband
Carter, Ledyard & Milburn
2 Wall Street, New York, New York 10005
                                       (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9
1		NAME OF REPORTING PERSON: Yosef A. Maiman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and other countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- Ordinary Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14		TYPE OF REPORTING PERSON: IN

CUSIP No. M40184 10 9
1		NAME OF REPORTING PERSON: Merhav M.N.F Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0- Ordinary Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14		TYPE OF REPORTING PERSON: CO

This Amendment No. 11 to the Statement on Schedule 13D dated November 1, 2013 is being filed by Mr. Yosef A. Maiman to report the sale of all of the ordinary shares (“Shares”) of Eltek Ltd. (the “Issuer”) beneficially owned by him. Pursuant to the transaction, Mr.  Maiman no longer holds more than 5% of the Issuer’s Shares.

Item 2.    Identity and Background.

ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

This Amendment No. 11 is being filed by Yosef A. Maiman who is a citizen of the State of Israel and other countries. Mr. Maiman and Merhav M.N.F Ltd. (“Merhav”), an Israeli company with interests in a range of sectors  including  energy, infrastructure projects and agriculture.  The principal business address of Mr. Maiman and Merhav is 33 Havatzelet HaSharon Street, Herzliya, Israel.   Mr. Maiman is the President and controlling shareholder of Merhav and  he and Merhav are collectively the “Reporting Persons.”

During the past five years, Mr. Maiman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 4.            Purpose of Transaction.

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 1, 2013 the Reporting Persons sold 1,589,440, or 24.1%, of the Issuer’s Shares in a transaction to Nistec Ltd., an Israeli corporation, for $2.3 million, or $1.447 per share (the “Transaction”).  Pursuant to the Transaction, the Reporting Persons no longer hold any shares of the Issuer, as of the date hereof.

Item 5.            Interest in Securities of the Issuer.

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)           The Reporting Persons do not beneficially own any Shares of the Issuer as of this date.

(b)           The Reporting Persons do not have any power to vote or direct the vote of any Shares of the Issuer as of this date.

(c)           Other than the Private Transaction described under Item 4 above, the Reporting Persons have not engaged in any other transaction to sell or purchase any Shares of the Issuer within the past 60 days.

(d)           Not applicable.

(e)           On November 1, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Items 7.          Material to be Filed as Exhibits.

       Exhibit 1 Joint Filing Agreement.

       Exhibit 2 Share Purchase Agreement between Merhav M.N.F Ltd. and Nistec Ltd. dated August 19, 2013.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 11 to the Statement is true, complete and correct.

Date: November 12, 2013

             /s/Yosef A. Maiman
              Yosef A. Maiman

             /s/Yosef A. Maiman
              Merhav M.N.F
              Yosef A. Maiman, President